August 21, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (787) 758-5611

Ms. Yadira R. Mercado
Executive Vice President and Chief Financial Officer
Eurobancshares, Inc.
270 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

      Re: **Eurobancshares, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 16, 2006
              File No. 000-50872

Dear Ms. Mercado:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Kevin W. Vaughn
                  Accounting Branch Chief